Exhibit 3.1

Execution Version

AMENDMENT NO. 1

TO

THIRD AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

ALLIANCE RESOURCE PARTNERS, L.P.

This Amendment No. 1 (this “Amendment No. 1”) to the Third Amended and Restated Agreement of Limited Partnership (as amended, the  “Partnership Agreement”) of Alliance Resource Partners, L.P. (the “Partnership”) is hereby adopted by Alliance Resource Management GP, LLC, a Delaware limited liability company (the “General Partner”), as managing general partner of the Partnership. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

WHEREAS, the General Partner desires to amend the Partnership Agreement to make certain adjustments to certain allocation provisions and the definitions related thereto, which adjustments shall be effective in accordance with Section 761(c) of the Code as of January 1, 2017; and

WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d) of the Partnership Agreement, the General Partner has determined that the following amendment to the Partnership Agreement does not require the approval of any Limited Partner.

NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

1.              Amendment of Section 1.1. Section 1.1 of the Partnership Agreement is hereby amended to add the following definition:

“Capital Structure Simplification Transaction” means the transactions contemplated by that certain Contribution Agreement, dated as of the date hereof, between the Partnership, the General Partner, Alliance Resource GP, LLC, ARM GP Holdings, Inc., MGP II, LLC and Alliance Holdings GP, L.P.

2.              Amendment of Section 5.5(d)(i). Section 5.5(d)(i) of the Partnership Agreement is hereby amended and restated to read in its entirety:

(d) (i)  In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of Partnership Interests as consideration for the provision of services or the conversion of a General Partner’s Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Accounts of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property for an amount equal to its fair market value immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1(c) in the same manner as any item of gain or loss actually recognized following an event giving rise to the dissolution of the Partnership would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the Managing General Partner using such reasonable method of valuation as it may adopt; provided, however, that the Managing General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time, including with respect to any adjustment pursuant to this Section 5.5(d)(i) during the taxable period (or portion thereof) that begins after December 31, 2016 and ends immediately after the closing of the Capital Structure Simplification Transaction, a value for the Incentive Distribution Rights that is equal to the aggregate fair market value of the Common Units that the Incentive Distribution Rights and General Partner Interests are exchanged for in the Capital Structure Simplification Transaction. The Managing General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines in its discretion to be reasonable) to arrive at a fair market value for individual properties.

3.              Amendment of Section 6.1(d)(x). Section 6.1(d)(x) of the Partnership Agreement is hereby amended and restated to read in its entirety:

(A) At the election of the Managing General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period (“Final Subordinated Units”) in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain which increases the Capital Account maintained with respect to such Final Subordinated Units to an amount equal to the product of (A) the number of Final Subordinated Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partners and their Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will only be available to the Managing General Partner if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

(B) With respect to any adjustment of the values of the Partnership properties pursuant to Section 5.5(d)(i) occurring on or after January 1, 2017, all or a portion of the resulting Unrealized Gain or Unrealized Loss shall be allocated among the Partners pursuant to this Section 6.1(d)(x)(B) in a manner that, after making allocations pursuant to this Section

6.1(d)(x)(B) and Section 6.1(c), results, to the nearest extent possible, in the Capital Account maintained with respect to (I) each Common Unit being equal to the fair market value of a Common Unit at the time of the respective adjustment, (II) the Incentive Distribution Rights being equal to the product of (x) the number of Common Units that the Incentive Distribution Rights are exchanged for in the Capital Structure Simplification Transaction times (y) the fair market value of a Common Unit at the time of the respective adjustment, and (III) each General Partner interest being equal to the product of (x) the number of Common Units that such General Partner interest is exchanged for in the Capital Structure Simplification Transaction times (y) the fair market value of a Common Unit at the time of the respective adjustment.  The purpose of this allocation is to establish Capital Accounts prior to the Capital Structure Simplification Transaction that leads to uniformity between the Capital Accounts underlying each Common Unit outstanding immediately after the Capital Structure Simplification Transaction.

4.              Ratification of Partnership Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

5.              Governing Law. This Amendment No. 1 will be governed by and construed in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF, the General Partner has executed this Amendment No. 1 as of July 28, 2017.

GENERAL PARTNER:

ALLIANCE RESOURCE MANAGEMENT GP, LLC

By:	/s/ R. Eberley Davis
Name:	R. Eberley Davis
Title:	Senior Vice President, General Counsel and Secretary

Signature Page to Amendment No. 1 to Third A&R Limited Partnership Agreement